UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)
                               (Amendment No. 1)*

                          INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                        AND AMENDMENTS THERETO PURSUANT
                                TO RULE 13d-2(a)


                                  Cimnet, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                   959735-10-1
                -------------------------------------------------
                                  CUSIP Number)


                      John D. Richardson, III, Cimnet, Inc.
                    946 West Penn Avenue, Robesonia, PA 19551
                -------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)


                                January 24, 2002
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D

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CUSIP No.  959735-10-1                              Page  2 of 5 Pages
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1   NAME OF REPORTING PERSON:  John D. Richardson, III
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
         SC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS (2)(d) or (e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
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     NUMBER OF                   7   SOLE VOTING POWER
      SHARES
    BENEFICIALLY                                 3,060,000
     OWNED BY
      EACH
    REPORTING                    -----------------------------------------------
     PERSON                      8   SHARED VOTING POWER
      WITH                                       0
                                 -----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER
                                                 3,060,000
                                 -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,060,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         48.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                              (Page 2 of 10 Pages)

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement relates to the common stock, $.0001 par value per share ("Common Stock"), of Cimnet, Inc., a Delaware corporation (the "Issuer" or "Cimnet"). The Issuer's principal executive offices are presently located at 946 West Penn Avenue, Robesonia, PA 18551.

Item 2.  Identity and Background.

         (a)   This statement is filed by John D. Richardson, III.

         (b) The business address of John D. Richardson, III is 946 West Penn Avenue, Robesonia, PA 19551.

         (c) Mr. Richardson is the Chairman of the Board, Chief Executive Officer and Chief Accounting Officer of the Issuer. Issuer is engaged in the development, marketing and sale of computer software for the manufacturing industry. Issuer is located at the address set forth in 1(b) above.

         (d) Mr. Richardson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Richardson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Richardson being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)   Mr. Richardson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of January 24, 2002, Mr. Richardson sold 200,000 shares of Common Stock to Long & Short, Ltd., a Florida limited partnership ("Long & Short"), for an aggregate purchase price of $420,000, pursuant to a Stock Purchase Agreement, dated as of January 14, 2002, by and between Mr. Richardson and Long & Short (the "Stock Sale").

Item 4.  Purpose of Transaction.

         The Stock Sale was consummated so that Mr. Richardson could liquidate a portion of his holdings in the Issuer's Common Stock in order to better diversify his personal portfolio. See Item 3 above.

                              (Page 3 of 10 Pages)

Item 5.  Interest in Securities of the Issuer.

         Mr. Richardson beneficially owns 3,060,000 shares of the Issuer's Common Stock, or 48.7% of the shares of Common Stock outstanding immediately following the Stock Sale. Mr. Richardson has the sole voting power and sole dispositive power with respect to the 3,060,000 shares of Common Stock beneficially owned by him. Mr. Richardson does not share the power to vote or share the power to direct the disposition of the 3,060,000 shares of Common Stock beneficially owned by him; provided however, that Mr. Richardson agreed to vote the shares of Common Stock beneficially owned by him in favor of the election of General Electric Company's, a New York corporation acting through its GE Power Systems division ("GE"), nominee to the Issuer's board of directors pursuant to a Voting Agreement, dated as of August 31, 2001, among Mr. Richardson, Issuer and GE.

         Mr. Richardson disclaims beneficial ownership of an aggregate of 55,000 shares of the Issuer's Common Stock beneficially owned by his children and his parents.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         1. Stock Purchase Agreement, dated as of January 14, 2002, by and between Long & Short, Ltd. and John D. Richardson, III.

                              (Page 4 of 10 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002
------------------
      (Date)

                                            /s/ JOHN D. RICHARDSON, III
                                            ------------------------------------
                                            John D. Richardson, III

                              (Page 5 of 10 Pages)

                                                                       Exhibit 1

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") entered into as of January 14, 2002, by and between LONG & SHORT, LTD., a Florida limited partnership (the "Buyer"), and JOHN RICHARDSON, a resident of the Commonwealth of Pennsylvania (the "Seller").

         1. Purchase and Sale. The Buyer hereby agrees to purchase from the Seller, and the Seller hereby agrees to sell to the Buyer, 200,000 shares (the "Shares") of common stock of Cimnet, Inc., a Delaware corporation (the "Company"), at and for a purchase price of $2.10 per Share.

         2. The Closing. The closing of the purchase and sale contemplated by this Agreement (the "Closing") shall take place at the offices of Berlack, Israels & Liberman, LLP, 120 West 45th Street New York, New York 10036, commencing at 9:00 a.m. local time on the date hereof, or such other date as the Buyer and the Seller may mutually determine. At or prior to the Closing, Buyer shall remit $420,000.00 (the "Purchase Price") to the escrow account of Berlack, Israels & Liberman LLP (the "Escrow Agent") by wire transfer to the following escrow account:

                      Bank:            The Chase Manhattan Bank, N.A.
                                       New York, New York
                      ABA No.:         021000021
                      Account Name:    Berlack, Israels & Liberman LLP
                                       Lawyer Escrow Management Account
                      Account No.:     323857884

         3. Deliveries at the Closing. Upon receipt by the Escrow Agent of written instructions signed by the Buyer and the Seller, the Escrow Agent shall deliver a stock certificate representing the Shares to the Buyer and the Purchase Price to the Seller. If the Escrow Agent fails to receive such written instructions within five (5) days following the date hereof, the Escrow Agent shall return the Shares to the Seller and the Purchase Price to the Buyer (without interest).

         4. Representations and Warranties of the Buyer. Buyer represents and warrants to the Seller that:

               (a) Buyer (i) is duly organized and validly existing under the laws of its jurisdiction of organization or incorporation, (ii) is in good standing under such laws, and (iii) has full power and authority to execute, deliver, and perform its obligations under this Agreement.

               (b) Buyer's execution, delivery, and performance of this Agreement has not resulted, and, will not result, in a breach of any provision of (i) Buyer's organizational documents, (ii) any statute, law, writ, order, rule, or regulation of any governmental authority applicable to Buyer, (iii) any

                              (Page 6 of 10 Pages)
judgment, injunction, decree or determination applicable to Buyer, or (iv) any contract, indenture, mortgage, loan agreement, note, lease or other instrument by which Buyer may be bound or to which any of the assets of Buyer are subject, in each case as in effect as of the date of Closing.

               (c)    (i)    This agreement (A) has been duly and validly
authorized, executed, and delivered by Buyer and (B) is the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability against Buyer may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies; and

                      (ii) No notice to, registration with, consent or approval of, or any other action by, any relevant governmental authority or other entity or person is or will be required for Buyer to execute, deliver, and perform its obligations under, this Agreement.

               (d) The Buyer represents and warrants to the Seller that the Buyer is acquiring the Shares for Buyer's own account, for investment purposes only and not with a view to distribution thereof or with any present intention of distributing or selling the Shares; the Buyer has such knowledge and experience in financial and business matters and it is capable of evaluating the merits and risks of acquisition of the Shares and of making an informed decision with respect thereto; the Buyer understands that the Shares are "restricted securities" under the Securities Act and the Buyer's rights to transfer the Shares are substantially restricted by the Securities Act; and the Buyer will not be able to avail itself of the resale provisions of Rule 144 with respect to the Shares for a period of one (1) year after the Closing.

               (e) No broker, finder or other entity acting under Buyer's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Seller could be responsible. If a broker, finder, or other entity acting under Buyer's authority was involved in this transaction, Buyer represents and warrants that such broker, finder, or other entity was and is the representative of Buyer, not of Seller; that such broker, finder, or other entity had no authority to make any statements on behalf of Seller; that Buyer had the opportunity to review all documentation independently of such broker, finder, or other entity; that Buyer has no recourse against Seller for any misstatements that may have been made by such broker, finder, or other entity; and that Buyer is solely responsible for any fees due to such broker, finder, or other entity arising out of this transaction.

               (f) Buyer (i) is a sophisticated investor with respect to the purchase of the Shares, (ii) has adequate information concerning Company business and financial condition to make an informed decision regarding the purchase of the Shares, and (iii) has independently and without reliance upon Seller or the Company, and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement. Buyer acknowledges that neither Seller nor the Company has given Buyer any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

               (g) Except for the foregoing express warranties, Buyer makes no representations or warranties, whether express, implied or otherwise, and hereby expressly disclaims the existence of any such representations or warranties.

         5. Representations and Warranties of the Seller. The Seller represents and warrants to Buyer that:

                              (Page 7 of 10 Pages)

               (a) Seller has full power and authority to execute, deliver, and perform his obligations under this Agreement.

               (b) Seller's execution, delivery, and performance of this Agreement has not resulted, and, will not result, in a breach of any provision of (i) any statute, law, writ, order, rule, or regulation of any governmental authority applicable to Seller, (ii) any judgment, injunction, decree or determination applicable to Seller, or (iii) any contract, indenture, mortgage, loan agreement, note, lease or other instrument by which Seller may be bound or to which any of the assets of Seller are subject, in each case as in effect as of the date of Closing.

               (c)    (i)    This agreement (A) has been duly and validly
authorized, executed, and delivered by Seller and (B) is the legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with its terms, except that such enforceability against Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies; and

                      (ii) No notice to, registration with, consent or approval of, or any other action by, any relevant governmental authority or other entity or person is or will be required for Seller to execute, deliver, and perform its obligations under, this Agreement.

               (d) The Seller is the sole legal and beneficial owner of, and has good title to, the Shares, free and clear of any mortgages, claims, liens, rights of first refusal or similar rights, security interests, options, pledges or encumbrances of any kind whatsoever and the Shares are not subject to any prior sale, transfer or assignment.

               (e) Except for the foregoing express warranties, Seller makes no representations or warranties, whether express, implied or otherwise, and hereby expressly disclaims the existence of any such representations or warranties.

         6. Entire Agreement. This Agreement constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

         7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         8. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         9. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without regard to the principles of conflicts of law.

         10. Reliance on and Survival of Representations. All agreements, representations and warranties of each party hereto shall survive the execution and delivery of this Agreement for a period of one (1) year following the Closing Date.

                              (Page 8 of 10 Pages)

         11. Indemnification. Each party hereto agrees to defend, indemnify and hold harmless the other party (the "Indemnified Party") from and against, and to reimburse the Indemnified Party with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, asserted against or incurred by such Indemnified Party by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement or in connection with the transactions contemplated hereby. An Indemnified Party shall give prompt notice to the other party of any claim for indemnification arising under this Section
11. The indemnifying party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to the Indemnified Party, at the indemnifying party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense.

         12. Notices. All notices and other communications required or permitted to be given hereunder shall be in writing, and delivered personally or by commercial messenger service; sent by registered or certified first class postage prepaid mail, return receipt requested; by telegram; by telecopy/facsimile (confirmed by first class postage prepaid mail); or by a nationally recognized overnight air carrier, in each case addressed as follows:


               If to the Buyer:

                      Long and Short, Ltd.
                      9250 Baymeadows Road
                      Suite 430
                      Jacksonville, Florida 32256
                      Attention: Paul Rogers

               with a copy to:

                      Rogers, Towers, Bailey, Jones & Gay, P.A.
                      1301 Riverplace Boulevard
                      Jacksonville, Florida 32207
                      Attention: J. Kirby Chritton


               If to the Seller:

                      John D. Richardson
                      Cimnet, Inc.
                      946 West Penn Avenue
                      Robesonia, PA  19551

               with a copy to:

                      Berlack, Israels & Liberman LLP
                      120 West 45th Street
                      New York, New York  10036
                      Attention: Alan N. Forman, Esq.
                      Telecopier No.: (212) 704-0196

                              (Page 9 of 10 Pages)
or to such other address or telecopier number as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Any notice, request or communication hereunder shall be deemed to have been given (a) on the day on which it is delivered personally or by commercial messenger service to such party at its address specified above, (b) if sent by mail, on the third business day after the day it is deposited in the mail, postage prepaid, (c) if sent by telegram, when it is delivered to the telegraph company, addressed as aforesaid, (d) if telecopied to such party at the telecopier number (and confirmed) as specified above, on the day it is transmitted, or (e) if sent by overnight carrier, on the business day next following its dispatch.

         13. Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other party must be in writing and shall not operate or be construed as a waiver of any subsequent breach by such other party.

         14. Binding Effect. This Agreement shall bind and be enforceable by and against each of the parties in accordance with the terms hereof. This Agreement shall inure to the benefit of and be enforceable by and against their respective heirs and personal representatives, successors and assigns.

               IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

                                            LONG & SHORT, LTD


/s/ JOHN RICHARDSON                         By: /s/ PAUL ROGERS
-----------------------------------             --------------------------------
John Richardson                             Its: Managing General Partner

                             (Page 10 of 10 Pages)